FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: August, 2020	Commission File Number: 001-13354

BANK OF MONTREAL

(Name of Registrant)

100 King Street West 1 First Canadian Place Toronto, Ontario Canada, M5X 1A1 (Executive Offices)	129 rue Saint-Jacques Montreal, Quebec Canada, H2Y 1L6 (Head Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

The information contained in this Form 6-K and any exhibits hereto shall be deemed filed with the Securities and Exchange Commission (“SEC”) solely for purposes of incorporation by reference into and as part of the following registration statements of the registrant on file with and declared effective by the SEC:

1.	Registration Statement – Form F-3 – File No. 333-237342

2.	Registration Statement – Form F-3 – File No. 333-214934

3.	Registration Statement – Form S-8 – File No. 333-191591

4.	Registration Statement – Form S-8 –File No. 333-180968

5.	Registration Statement – Form S-8 – File No. 333-177579

6.	Registration Statement – Form S-8 – File No. 333-177568

7.	Registration Statement – Form S-8 – File No. 333-176479

8.	Registration Statement – Form S-8 – File No. 333-175413

9.	Registration Statement – Form S-8 – File No. 333-175412

10.	Registration Statement – Form S-8 – File No. 333-113096

11.	Registration Statement – Form S-8 – File No. 333-14260

12.	Registration Statement – Form S-8 – File No. 33-92112

13.	Registration Statement – Form S-8 – File No. 333-207739

14.	Registration Statement – Form S-8 – File No. 333-237522

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANK OF MONTREAL

	By:	/s/ Thomas E. Flynn
	Name:	Thomas E. Flynn
	Title:	Chief Financial Officer

Date: August 25, 2020	By:	/s/ Barbara M. Muir
	Name:	Barbara M. Muir
	Title:	Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Third Quarter 2020 Management’s Discussion and Analysis of Results of Operations and Financial Condition

99.2	Third Quarter 2020 Consolidated Financial Statements

99.3	Consolidated Capitalization of Bank of Montreal

101.	Interactive Data File